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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Ensign Group, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29358P101
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	29358P101

1	NAMES OF REPORTING PERSONS Roy E. Christensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,403,651(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,403,651(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,403,651(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.0%

12	TYPE OF REPORTING PERSON

	IN
(1) Represents 3,043,651 shares held by the Christensen Family Trust dated August 17, 1992. Roy Christensen and Carol Christensen share voting power and investment power of the Christensen Family Trust.

CUSIP NO.	29358P101

1	NAMES OF REPORTING PERSONS Carol M. Christensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,403,651(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,403,651(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,403,651(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.0%

12	TYPE OF REPORTING PERSON

	IN
(1) Represents 3,403,651 shares held by the Christensen Family Trust dated August 17, 1992. Roy Christensen and Carol Christensen share voting power and investment power of the Christensen Family Trust.

CUSIP NO.	29358P101

1	NAMES OF REPORTING PERSONS Christensen Family Trust dated August 17, 1992

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,403,651(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,403,651(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,403,651(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.0%

12	TYPE OF REPORTING PERSON

	OO
(1) Represents 3,403,651 shares held by the Christensen Family Trust dated August 17, 1992. Roy Christensen and Carol Christensen share voting power and investment power of the Christensen Family Trust.

Item 1(a). Name of issuer:
The Ensign Group, Inc.
Item 1(b). Address of issuer’s principal executive offices:
27101 Puerta Real, Suite 450
Mission Viejo, CA 92691
Item 2(a). Names of person filing:
Roy E. Christensen
Carol M. Christensen
Christensen Family Trust dated August 17, 1992
Item 2(b). Address of principal business office or, if none, Residence:
c/o The Ensign Group, Inc.
27101 Puerta Real, Suite 450
Mission Viejo, CA 92691
Item 2(c). Citizenship:
Roy E. Christensen, United States
Carol M. Christensen, United States
Christensen Family Trust dated August 17, 1992, California
Item 2(d). Title of class of securities:
Common Stock, par value $0.001 per share
Item 2(e). CUSIP No.:
29358P101

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which Rows and footnotes are incorporated by reference herein.
Item 5. Ownership of Five percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable
Item 8. Identification and Classification of Members of the Group:
See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit 1.
Item 9. Notice of Dissolution of Group:
Not Applicable
Item 10. Certifications:
Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2009

/s/ Roy E. Christensen
Roy E. Christensen

/s/ Carol M. Christensen
Carol M. Christensen

CHRISTENSEN FAMILY TRUST DATED AUGUST 17, 1992
By:	/s/ Roy E. Christensen, Trustee
Roy E. Christensen, Trustee

By:	/s/ Carol M. Christensen, Trustee
Carol M. Christensen, Trustee

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	JOINT FILING AGREEMENT